Exhibit 99.1

News Release	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for Fourth Quarter and Fiscal Year 2017

KAILUA KONA, Hawaii (June 22, 2017) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the fourth quarter and fiscal year 2017, ended March 31, 2017.

Fiscal Year 2017

For fiscal 2017 compared to fiscal 2016, net sales were $32,042,000 compared to $31,840,000, an increase of 0.6%. Gross profit was $12,224,000, with gross profit margin of 38.1%, compared to gross profit of $11,866,000 and gross profit margin of 37.3%. Operating loss was ($682,000) compared to operating loss of ($785,000). Net loss was ($1,215,000) or ($0.21) per diluted share, compared to net loss of ($4,395,000) or ($0.79) per diluted share. The net loss for the year includes a non-cash provision for income taxes of $5,000 compared to a non-cash income tax provision of $3,328,000 in fiscal 2016 resulting from the recognition of a valuation allowance on deferred tax assets.

Commenting on the fiscal 2017 results (changes shown vs. fiscal 2016), Gerry Cysewski, Ph.D., Cyanotech’s President and CEO, noted:

“While we suffered from high legal costs this year, our results reflect positive momentum in the areas where we are focused strategically. Additionally, we instituted production efficiencies and a restructuring that should generate cost savings in the next fiscal year.

“Net sales showed an increase in spirulina sales, offset by a modest decrease in astaxanthin sales. The increase in spirulina sales was driven by an increase in bulk sales (+9.9%) due to higher production in the last quarter of fiscal 2016 through the third quarter of fiscal 2017. Sales of packaged Spirulina Pacifica and BioAstin showed modest growth (+2.8% and 0.1%, respectively), with sales to Costco increasing 25%. Additionally, during the 4th quarter of fiscal 2017, we increased our focus on Amazon and immediately saw a 4-fold increase in sales compared to the prior quarter. While this growth was offset by reductions in our lowest value channel, the shift to these two channels presents us with more opportunity for growth. The decrease in astaxanthin sales is due primarily to the discontinuation of a product by one of our European bulk customers.

“Our gross profit increased by 0.8 percentage points compared to fiscal 2016. This improvement was the result of savings from a full year’s utilization of our new extraction facility, coupled with an 8% increase in astaxanthin production with lower production costs. We incurred $0.25 million of non-inventoriable costs during fiscal 2017 related to lower spirulina production in the 4th quarter of fiscal 2017, compared to $0.5 million in fiscal 2016, which included $0.4 million related to start-up costs of our new extraction facility.

“Operating expenses increased moderately, largely for General and Administrative expenses due to an increase in legal fees of $1.2 million related to a shareholder lawsuit. The Company is no longer a party to the shareholder lawsuit.”

Please review the Company’s Form 10-K for the year ended March 31, 2017 for more detailed information.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740 (808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Fourth Quarter ended March 31, 2017
For the fourth quarter ended March 31, 2017 compared to the fourth quarter ended March 31, 2016, net sales were $7,253,000 compared to $8,196,000, a decrease of 11.5%. Gross profit was $2,661,000, with gross profit margin of 36.7%, compared to gross profit of $2,758,000 and gross profit margin of 33.7%. Net loss was ($274,000) or ($0.05) per diluted share, compared to net loss of ($4,054,000) or ($0.73) per diluted share.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology, produces BioAstin® Natural Astaxanthin and Hawaiian Spirulina Pacifica®—all natural, functional nutrients that leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. Cyanotech's Spirulina products offer complete nutrition, and augment energy and immune response. They are FDA-reviewed and accepted as Generally Recognized as Safe (GRAS) for use in food products. BioAstin's superior antioxidant activity and ability to support and maintain a natural anti-inflammatory response enhance skin, muscle and joint health. All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to nutritional supplement, nutraceutical and cosmeceutical manufacturers and marketers. Visit www.cyanotech.com for more information.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

(Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-K for the period ended March 31, 2017, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.)

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740 (808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

March 31,

	2017	2016
	(in thousands, except share data)
ASSETS
Current assets:
Cash	$1,407	$1,240
Accounts receivable, net of allowance for doubtful accounts of $49 in 2017 and $136 in 2016	2,135	2,983
Inventories, net	7,972	7,856
Deferred tax assets	157	74
Prepaid expenses and other current assets	565	502
Total current assets	12,236	12,655
Equipment and leasehold improvements, net	16,712	17,796
Other assets	213	696
Total assets	$29,161	$31,147

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$611	$—
Current maturities of long-term debt	623	574
Customer deposits	119	117
Accounts payable	3,666	4,000
Accrued expenses	1,013	1,430
Total current liabilities	6,032	6,121
Long-term debt, less current maturities	6,249	7,094
Deferred tax liabilities	157	74
Other long term liabilities	116	30
Total liabilities	12,554	13,319
Commitments and contingencies
Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 5,685,381 shares at March 31, 2017 and 5,599,797 shares at March 31, 2016	114	112
Additional paid-in capital	31,577	31,585
Accumulated deficit	(15,084)	(13,869)
Total stockholders’ equity	16,607	17,828
Total liabilities and stockholders’ equity	$29,161	$31,147

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740 (808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31,

	2017	2016	2015
	(in thousands, except per share data)

Net sales	$32,042	$31,840	$33,809
Cost of sales	19,818	19,974	19,343
Gross profit	12,224	11,866	14,466
Operating expenses:
General and administrative	6,054	5,796	7,960
Sales and marketing	6,259	6,222	5,667
Research and development	593	633	517
Total operating expense	12,906	12,651	14,144
(Loss) income from operations	(682)	(785)	322
Other expense:
Interest expense, net	(528)	(282)	(93)
Total other expense, net	(528)	(282)	(93)
(Loss) income before income tax expense	(1,210)	(1,067)	229
Income tax expense	(5)	(3,328)	(253)
Net loss	$(1,215)	$(4,395)	$(24)
Net loss per share:
Basic and diluted	$(0.21)	$(0.79)	$(0.00)
Shares used in calculation of net loss per share:
Basic and diluted	5,658	5,581	5,517

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597 ~ www.cyanotech.com